Vermont Pure Holdings, Ltd.
45 Krupp Drive
P.O. Box 536
Williston, VT 05495

May 6, 2005

Mr. Anthony Watson, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., MS 03-08
Washington, D.C. 20549

Re:	Form 10-K for the year ended October 31, 2004 Form 10-Q for the period ended January 31, 2005 File No. 0-31797

Dear Mr. Watson,

We have received Mr. Ohsiek’s letter dated April 13, 2005 regarding the filings noted above, and have carefully considered the Staff’s comments. Our responses to the Staff’s numbered comments are set forth below.

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future periodic filings, as applicable.

In our responses below, where we note that we will disclose certain items we will do so on Form 10-Q for the quarter ended April 30, 2005, if applicable, and otherwise on the Annual Report of Form 10-K for the year ended October 31, 2005, as well as in future filings.

2.	Please disclose the significant financial covenants under your loan agreements here and in the footnotes to your financial statements. Refer to paragraphs 18-19 of SFAS 5.

We agree that the financial covenants of our credit agreements are important to the liquidity of our business and have consistently reported the status of our compliance with those covenants, collectively, in the Liquidity and Capital Resources section of our periodic reports. In the future, we will continue to disclose the status of compliance and we will specifically mention the significant covenants individually in this section of Management’s Discussion and Analysis (MD&A) and in the footnotes to the financial statements.

3.	Please consider revising this section [Critical Accounting Policies] to discuss the judgments and assumptions involved in your calculation of stock based compensation expense under SFAS 123 and to discuss the sensitivity of the calculated compensation expense to changes in your assumptions. We also believe that the significant fluctuations in your volatility assumption year over year should be discussed herein. We note that such discussion will become even more important upon adoption of SFAS 123R.

We will include a discussion in the Critical Accounting Policies section regarding the calculation of stock based compensation expense. When including this, we will discuss the significant fluctuation in our volatility assumption. In past reports we have not considered this a critical policy as it did not materially effect the financial statements. However, with the adoption of SFAS 123R in our 2006 fiscal year, our policy in this area will become more significant, and we will include a more complete disclosure.

4.	Please disclose in future filings the information required by Item 308(c) of Regulation S-K with respect to changes in your internal controls over financial reporting. Please also confirm to us supplementally that there were not changes in you internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting that occurred during the last fiscal quarter covered by the report.

We will include specific reference to changes in our internal controls over financial reporting. During the last fiscal quarter covered by the Annual Report on Form 10-K for the year ended October 31, 2004, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our financial reporting for the period.

5.	Please disclose, in more detail, the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. Specifically address whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and other costs of your distribution network in the cost of goods sold line item. If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A. If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

We will disclose the significant types of expense reported in cost of goods sold and selling, general, and administrative expenses in our footnotes. We currently include all costs for purchasing and receiving, including freight, as well as costs associated with product quality, warehousing and handling costs, internal transfers, and the repair and service of rental equipment in cost of goods sold. Costs of distribution of products to customers via our route delivery system are treated as selling costs. These distribution costs are material to our operating results. Although we feel this is consistent with our industry, and with the practice of other similar companies, we will provide cautionary disclosure of the amount of our delivery costs in MD&A to maximize the understanding of the reader. Also, please see the response to comment #8 – we plan to provide more detail relating to how our product is distributed in the footnotes to our financial statements.

6.	Please provide the applicable disclosures with respect to your water cooler and coffee brewer leasing arrangements required by paragraph 23 of SFAS 13, including a general description of your leasing arrangements. Also, please revise your revenue recognition policy to ensure you address revenues related to these equipment leasing activities. Show us supplementally how the revised disclosures will read in future filings.

Although customers do execute rental agreements for the initial 12 months of rental service, these agreements renew on a month to month basis. Consequently, the majority of our leases do not extend beyond a year of our reporting date. No one lease, or group of leases, is material to our business. In addition, in general, the cost of enforcing our leases individually would be more costly than the benefit of recovery. SFAS 13 states that “When leasing...is a significant part of the lessor’s business activities in terms of revenue, net income or assets...information with respect to leases shall be disclosed in the financial statements or footnotes thereto.” Less than 5% of sales, net income and total assets are from rental agreements other than month to month arrangements. Since, on this basis, leasing is not a significant part of our business and the lease commitments do not extend beyond a year we do not make disclosure under paragraph 23 of SFAS 13.

7.	Please tell us in detail how you meet the criteria in paragraph 33 of SOP 93-7 for capitalization of the cost of Yellow Pages advertising. In your response, please tell us specifically how you considered paragraphs 34-38 of SOP 93-7 in concluding that you meet the criteria for capitalization of these costs. Also refer to the Section I.B. of the Division of Corporate Finance’s “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance” issued March 31,2001 (available on our web site at www.sec.gov) and address how the costs of Yellow Pages advertising meet criteria (a), (b) and (d) discussed therein.

We specifically track the direct sales responses to Yellow Page advertising on a monthly basis by recording the future customer’s response from the initial phone call using the phone number from the advertising. As it pertains to the Division’s guidance in “Frequently Requested Accounting and Financial Reporting Interpretations and Guidance,” we can measure sales generated by the advertising as direct responses because:

•	The advertisements run in telephone books in which the customer obtains the telephone number to contact us and we record the information that they provide from the telephone call.

•	The advertisements are for the particular purpose of providing our telephone number to the customer to elicit a telephone call to order our product and service.

•	The cost of the advertising in the telephone books is only for placement and includes no indirect costs.

This information also substantiates the requirement in paragraph 33(a) of SOP 93-7 that “the primary purpose of the advertising is to elicit sales to customers who could be shown to have responded specifically to the advertising.” Further, we collect information from the responses that comprise “a log of customers who have made phone calls to a number appearing in (the) advertisement, linking those calls to the advertisement” as described in paragraph 34 of SOP 93-7.

Additionally, relating to paragraph 33(b) of SOP 93-7, we have documented responses each year and concluded that Yellow Page advertising consistently yields new business on a monthly basis and results in probable future benefits. Paragraph 37 of SOP 93-7 describes how future benefits should be assessed, “Demonstrating that direct-response advertising will result in future benefits requires persuasive evidence that its effects will be similar to the effects of responses to past direct-response advertising activities of the entity that resulted in future benefits. Such evidence should include verifiable historical patterns of results for the entity.” After establishing that annual response rates are consistent, we use average sales and cost information to ascertain the future benefit over the expected period (paragraph 36).

8.	Please clarify if you include shipping and handling costs related to your Home and Office delivery business as a component of selling, general and administrative expenses. Additionally, clarify how amounts billed to customers for shipping and handling are classified related to your Home and Office delivery business. See paragraph 5 and 6 of EITF 00-10.

As mentioned in the response to comment 5, handling costs, as defined in paragraph 3 of EITF 00-10, are accounted for in cost of goods sold and costs of distribution of products to our customers are included in selling, general, and administrative expenses. We do not think the costs of distribution of product to our customers qualify as shipping costs under the definition in paragraph 3 of EITF 00-10 but rather are sales costs. The definition implies, by referencing “third party shippers,” that shipping is the sole act of moving product. Our delivery system uses daily routes with routine stops but our representatives on those routes are salespeople that sell product based on the customers’ needs, not predetermined shipments. Their compensation is commission based on sales of the route. As a result, we do not disclose these as shipping costs as cited in paragraph 6 of EITF 00-10. However, we will provide additional disclosure in the footnotes to the financial statements to help the reader distinguish between our costs of distribution and shipping costs as defined in EITF 00-10. Paragraph 5 of EITF 00-10 does not pertain to our operation as we do not bill our customers for shipping and handling costs.

In responding to your comments we recognize that the Company is responsible for the adequacy and accuracy of the disclosure in this filing. We further recognize that staff comments, or changes in disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to this filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and feel the responses to them will result an improvement in our future reporting. If you wish to discuss the information contained herein, you can reach me at 802-860-1126 x15 or bmacdonald@crystalrock.com.

Sincerely,

Bruce S. MacDonald
Chief Financial Officer